March 25, 2025

Chiyuan Deng
Chief Executive Officer, Chief Financial Officer and Director
AB International Group Corp.
144 Main Street
Mt. Kisco, NY 10549

        Re: AB International Group Corp.
            Form 10-K for the Fiscal Year Ended August 31, 2024
            File No. 000-55979
Dear Chiyuan Deng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction